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                                                                    Exhibit 6.19
                                    AGREEMENT
                                       FOR
                         SALE OF INSURANCE AGENCY ASSETS

THIS AGREEMENT MADE this 31stT day of March 1999 by and between THE AMERICAN AGENCY, INC. 10895 GRANDVIEW DRIVE, BLDG. 24, SUITE 250, OVERLAND PARK, KS and BROOKE CORPORATION 205 F STREET, 2ND FLOOR, PHILLIPSBURG, KS hereinafter collectively referred to as "Sellers", and ROYAL SPECIALTY UNDERWRITING, INC., 945 EAST PACES FERRY ROAD, SUITE 1890, ATLANTA, GA, hereinafter referred to as "Purchaser".

In consideration of the mutual promises, covenants, and agreements set forth hereinafter, the Sellers do hereby agree to sell and the Purchaser does hereby agree to purchase the Assets hereinafter described on the terms and conditions set forth as follows:

1. SUBJECT MATTER OF THE AGREEMENT. Sellers hereby agrees to sell, transfer, assign and convey unto the Purchaser all of the Sellers' right, title and interest in and to the property and casualty insurance agency Assets identified on Sellers' records as "EMS Branch" which includes Sellers' "Emergency Medical Services" program business and those insurance programs (including, without limitation the EMT and EMS Pak programs) or policies specifically related to Sellers' Emergency Medical Services program business. The source of commissions for the insurance programs and policies which comprise the insurance agency Assets sold pursuant to this agreement are more specifically identified in Sellers' account current report from March 1, 1998 through February 28, 1999. Such sale shall include the "book of business", goodwill, client lists, client records, client files, client renewals, claims records, and all other intangible Assets associated with Sellers' Emergency Medical Services insurance agency business. All such Assets are collectively referred to herein as the "Assets." All Assets shall be conveyed unto Purchaser, free and clear of any claims, liens and encumbrances whatever.

2. PURCHASE PRICE. In consideration of the sale of the above described Assets, in addition to a $25,000.00 earnest money deposit previously paid, the Purchaser agrees to pay the total sum of One Million Three Hundred Eighty Seven Thousand Three Hundred Eighty Five Dollars ($1,387,385.00) in the following manner at
Closing: Cash by wire transfer.

3. CONVEYANCE OF TITLE TO PERSONAL PROPERTY. Sellers shall convey title to the above described property and casualty insurance agency Assets by a Bill of Sale which shall be executed, acknowledged, and delivered to the Purchaser on the closing date of this agreement, free of all liens and encumbrances whatever. The bill of sale shall be in the form attached hereto as Exhibit A and made a part hereof by reference.

4. CLOSING. Closing of this sale shall occur no later than March 31, 1999.

5. FURTHER ASSURANCE. Sellers shall, at the Closing and from time to time thereafter, at the request of Purchaser and without further consideration, execute, acknowledge and deliver, and cause to be done, executed, acknowledged and delivered, all such acts, bills of sale, endorsements, assignments and other instruments of conveyance and transfer, and all such powers of attorney and assurances, as may be required of the Emergency Medical Services


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Program business to Purchaser, its successors and assigns, and for aiding and assisting in collection or reducing to possession and exercising all rights with respect to any and all of the Emergency Medical Services Program business.

6. EMPLOYMENT AGREEMENT. Simultaneously with and as a condition to the assumption of its obligations under this agreement, Purchaser shall employ Howard Handler upon terms reasonably acceptable to Purchaser.

7. EFFECTIVE DATE OF TRANSFER OF BUSINESS AND OBLIGATIONS.

(A) All of the Emergency Medical Services insurance agency Assets conveyed under the terms of this agreement shall be transferred as of the closing date. For the purpose of this agreement, the policy inception date will determine on which day the insurance was written. If premiums are paid by a policyholder to an insurance company in installments, it is agreed that the due date of each installment shall be considered a new policy inception date. The Purchaser shall be entitled to all commissions for insurance written by Sellers, or Sellers' directors, officers and employees on or subsequent to the closing date.

(B) Sellers shall be liable for all debts, premiums, claims and obligations incurred prior to the closing date. All accounts receivables for insurance written prior to the closing date shall remain the separate property of the Sellers, provided that Sellers pays all debts, premiums, claims and obligations on insurance written prior to closing date.

(C) Purchaser will attempt to collect all funds owed to Sellers for insurance written prior to the closing date. Sellers appoint Purchaser as its attorney in fact to endorse checks made payable to Sellers by policyholders or insurance companies. Any funds collected by Purchaser for the Sellers will be remitted to Sellers when received.

(D) Sellers shall remit to Purchaser on the closing date any funds received by Sellers for insurance written on or subsequent to the closing date.

(E) Sellers shall be entitled to contingencies and profit sharing commissions received by Purchaser subsequent to the closing date if such commissions were based on 1998 production.

8. HOLD HARMLESS GUARANTY.

(A) Sellers hereby agrees and promises to hold Purchaser harmless for any and all liability that may arise by reason of Sellers' or Sellers' directors, officers and employees negligence or failure to renew, issue or otherwise service any insurance policy prior to the date of closing, it being agreed that any liability for such errors and omissions in the transaction of insurance business shall vest solely with Sellers.

(B) Sellers hereby also agrees to hold Purchaser harmless for any and all liability that may be asserted against, imposed upon, or incurred or sustained by the Purchaser as a result of or in any manner related to:


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         (i)      any liabilities, obligations or indebtedness of the Sellers;

         (ii) any material misstatement, inaccuracy or omission on the representations or warranties of the Sellers contained in paragraph 12; or

         (iii) any breach of any of the covenants or conditions made by the Sellers in paragraph 10 of this Agreement.

(C) Purchaser hereby agrees and promises to hold Sellers harmless for any and all liability that may arise by reason of Purchaser's or Purchaser's directors, officers and employees negligence or failure to renew, issue or otherwise service any insurance policy after the date of closing, it being agreed that any liability for such errors and omissions in the transaction of insurance business shall vest solely with Purchasers.

9. COVENANTS OF SELLERS.

(A) Sellers does, hereby, covenant and agree that it and its directors, officers and employees will, at all times, assist and cooperate with Purchaser in transferring to Purchaser all Emergency Medical Services insurance business previously written, serviced or sold by Sellers or Sellers' directors, officers or employees.

(B) Sellers further agrees that it and its directors, officers and employees will not engage directly or indirectly, within the continental United States, in the business of selling Emergency Medical Services insurance policies and policies specifically related to Sellers' Emergency Medical Services program which comprise the insurance agency Assets sold pursuant to this agreement for a period of five (5) years from and after the closing date except as an agent for the Purchaser or as an agent for the Purchaser's designated representative.

(C) If requested by Purchaser and provided that all related legal expenses are paid by Purchaser, then Sellers does, hereby, covenant and agree to enforce, for the continued benefit of Purchaser, all non solicitation agreements or non compete agreements currently in force between Sellers and its directors, officers, independent contractors and employees.

(D) Sellers agrees that it will not do or fail to do any act or take any action that would in any way impair the rights to the renewals and expirations conveyed to Purchaser herein including, without limitation, any action or in action that would constitute a breach of its agreements with any insurance carriers that would impair such rights.

10. WARRANTIES AND REPRESENTATIONS OF THE PURCHASER. The Purchaser warrants and represents that it is a corporation, duly organized, existing and in good standing under the laws of the State of Georgia. Purchaser warrants and represents that it has taken an necessary corporate action, including, but not limited to, binding resolutions of all of its directors to enter into this agreement and to carry out the terms and conditions thereof.

11. WARRANTIES AND REPRESENTATIONS OF THE SELLERS.

(A) Sellers warrants and represents that it is a corporation, duly organized, existing and in good standing under the laws of the State of Kansas. Sellers warrants and represents that it has taken all necessary corporate action, including, but not limited to, binding resolutions of all of its directors to enter into this agreement and to carry out the terms and conditions thereof.


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(B) The Sellers represents that it has received insurance commissions, net of payments to broker agents, from the sale of Emergency Medical Services insurance policies of at least One Million One Hundred Eighteen Thousand Eight Hundred Fifty Nine Dollars ($1,118,859.00), for the twelve month period ending February 28, 1999.

(C) The Sellers warrants and represents that it is the sole and legitimate, free and clear of any liens or encumbrance owner of the Emergency Medical Services insurance agency Assets (including, without limitation, the rights to all renewals and expirations for all policies of emergency medical services produced by the Sellers) to be purchased and sold pursuant to this agreement.

(D) The Sellers warrants and represents that no representation or warranty made in this Agreement by Sellers and no statement contained in any document, schedule, certificate or other instrument furnished or to be furnished to Purchaser by Sellers in connection with the transaction contemplated by this Agreement, contains or will contain any untrue statement of a material fact.

(E) The Sellers warrants and represents that there is no injunction or decree of any court, tribunal, Government, governmental agency, bureau, department, commission, board or other authority or instrumentality against or otherwise affecting any of the Emergency Medical Services Program business of the Sellers.

(F) The Sellers warrants and represents that the Purchase Agreement has not given any preference to Creditors as that term may be defined and understood in bankruptcy law which might give rise to liens or claims affecting title to the expirations or renewals purchased by Sellers.

(G) The Sellers warrants and represents that it currently has an errors and omissions insurance policy in force and will provide Purchaser with proof of such coverage upon request.

(H) The Sellers represents and warrants that all computer systems and related software applications ("Systems") used by the Purchaser as provided in the Office Space Agreement, at the present time and throughout the term of the Office Space Agreement, accurately process, compare, sequence, manage and manipulate all date data from, into and between the twentieth and twenty-first centuries without errors or omissions and that the occurrence in or use by the Systems of such dates will not adversely affect the performance, computations or output of the Systems and will not generate incorrect values involving such dates or cause an abnormal ending.

12. CONTINUING WARRANTY. Each of the warranties and representations in paragraphs 10 and 11 or in any document delivered pursuant to the provisions of this Agreement shall be materially true and correct upon and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date shall be deemed as restated and applicable on and as of the Closing date.

13. USE OF NAME AND PO BOX AND TELEPHONE NUMBER.

(A) As a result of the sale contemplated herein, the Purchaser shall on and after the date of closing be entitled to the use of the trade name The American Agency for the sale of Emergency


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Medical Services insurance but is not entitled to the use of said trade name for any other purpose. Furthermore, the Purchaser is not entitled to assign or license the use of said trade name and shall not authorize any other person or entity to use said trade name. The Purchaser acknowledges that Sellers shall continue to sell insurance using a variation of the trade name of The American Agency. Purchaser agrees that any such trade name variation used by Sellers shall permit the use of American at the beginning of the trade name but shall not exactly duplicate "The American Agency" trade name. For example, acceptable variations include trade names such as the American Insurance Group, the American Insurance Agency, the American Heritage Agency, the American Surplus Lines Agency, the American General Agency or the American Managing General Agency. The Purchaser acknowledges that Sellers' corporate name is The American Agency, Inc. and Purchaser agrees that Sellers is not required to change its corporate name, however Sellers agrees that its advertising and marketing shall be conducted using a variation of the trade name of The American Agency as provided for in the above. Sellers agrees that purchaser shall obtain Sellers' rights to the logo currently used by Sellers to sell Emergency Medical Services insurance and that Sellers shall not use this logo in its advertising and marketing. The Purchaser shall obtain the rights to THE telephone listings for telephone number (800) 255-4301 that is listed under said trade name and to the Post Office Box 12070 Overland Park, Kansas 66282-2070 that is listed under such name.

(B) Sellers shall, no later than the closing date, acquire a post office box other than the Post Office Box 12070 referenced above from which to conduct its business. Within a reasonable period of time after the closing date, Sellers shall notify its vendors, customers and others of Sellers' new post office box address, during which time the Purchaser specifically acknowledges that any mail associated with the Sellers' business is Sellers' property and shall be treated confidentially and shall be immediately delivered to Sellers.

(C) To the extent provided for in this agreement, Purchaser and Sellers shall share a trade name and telephone number. As such, Purchaser and Sellers agree to be professional and courteous when communicating with the other party's customers. Furthermore, Purchaser and Sellers agree to initiate telephone transfers and relay accurate telephone messages to the other party to minimize the disruption and inconvenience resulting from the sale of Assets pursuant to this agreement.

14. MISCELLANEOUS AGREEMENTS OF THE PARTIES.

(A) Unless otherwise agreed to in writing, the Purchaser shall not assume any of Sellers' obligations with regards to employees, lessors (real or personal property), vendors, suppliers, advertisers or utility companies.

(B) Purchaser acknowledges that, as of closing, it will have performed any and all inspections, investigations or other "due diligence" as its deems necessary or appropriate, that it will be, and is, relying solely upon its own judgment and decision making in determining the suitability of the tangible Assets as meeting its investment criteria or in entering into, or closing under, this Agreement, and that, except as otherwise expressly provided in the Agreement, Buyer agrees to accept the tangible Assets in "AS-IS" condition and neither Sellers nor anyone on Sellers' behalf has made, and does not make, and Purchaser is not relying upon, any representations or


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warranties, express or implied, regarding the Assets, their condition or their fitness or suitability for Purchaser's intended or particular use.

(C) Purchaser has employed Howard Handler. Sellers shall release Mr. Handler and any other former employees of the Sellers that the Purchaser employs, from their non-compete or non-solicitation agreements specifically with regards to the sale of Emergency Medical Services insurance provided that all other non-compete or non-solicitation agreement restrictions remain in full force and effect.

(D) Sellers shall lease office space to Purchaser pursuant to an Office Space Agreement in the form attached hereto as Exhibit B.

(E) At Purchaser's option, Purchaser may electronically transfer the data stored on Sellers' Applied Agency Management computer system that is specifically related to Sellers' Emergency Medical Services program which comprise insurance agency Assets sold pursuant to this agreement, provided that the Purchaser pays for the programming and support expenses associated with any such transfer and provided that any such transfer does not disrupt Sellers' business operations.

15. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Kansas.

16. ENTIRE AGREEMENT. This agreement contains all of the terms and conditions of agreement between the parties hereto relative to the subject matter hereof, and no other agreement relative thereto between them, whether past, present or future, shall be valid unless the same is reduced to writing and signed by each of the parties.

17. NOTICES.

(A) Notices which may be required to be sent to the Purchaser in accordance with this agreement shall be deemed sufficient if deposited in the United States Mail as first class mail, postage prepaid, and addressed to:

                            Lisa Petrovich, Vice President
                            Royal Specialty Underwriting, Inc.
                            945 East Paces Ferry Road, Suite 1890
                            Atlanta, GA  30326

 With copy to:              Joyce W. Wheeler, Esq.
                            Royal & Sun Alliance
                            9300 Arrowpoint Blvd.
                            Charlotte, NC  28273

or such other addresses as may be finished to the Sellers in writing.


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(B) Notices which may be required to be sent to the Sellers in accordance with this agreement shall be deemed sufficient if deposited in the United States Mail as first class mail, postage prepaid and addressed to:

            Shawn Lowry, Vice President
            The American Agency, Inc.
            10895 Grandview Drive, Bldg. 24, Suite 250
            Overland Park, KS 66210

or such other addresses as may be furnished to the Purchaser in writing.

      18. BINDING EFFECT. This agreement executed in triplicate shall be binding upon each of the parties hereto, their heirs, administrators, successors and assigns. The use of the masculine shall include the feminine, and the use of the singular shall include the plural. This agreement may not be modified or amended unless such modifications or amendments are reduced to writing.

         Sellers:                                    Purchaser
         THE AMERICAN AGENCY, INC.          ROYAL SPECIALTY UNDERWRITING, INC.

         By: /s/ Shawn T. Lowry             By: /s/ E. S. Lassiter
             --------------------------         -------------------------
         Title:  President                  Title:  President

         BROOKE CORPORATION

         By: /s/ Shawn T. Lowry
             --------------------------
         Title:  Vice President


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                                    Exhibit A

                                  BILL OF SALE

Now on this ____ day of ___________, 1999, for good and valuable consideration, the receipt of which is hereby acknowledged, The American Agency, Inc., as Seller, hereby sells, transfers, assigns and conveys unto Royal Specialty Underwriting, Inc., as Purchaser, all of the Seller's right, title and interest in and to the property and casualty insurance agency assets identified on Seller's records as "EMS BRANCH" WHICH INCLUDES SELLER'S "Emergency Medical Services" program BUSINESS and THOSE INSURANCE PROGRAMS OR POLICIES SPECIFICALLY RELATED TO SELLER'S EMERGENCY MEDICAL SERVICES PROGRAM BUSINESS. The source of commissions FOR THE INSURANCE PROGRAMS AND POLICIES WHICH COMPRISE THE INSURANCE AGENCY ASSETS BEING CONVEYED ARE more specifically identified in Seller's confidential packet dated February 8, 1999. Such sale shall include the "book of business", goodwill, client lists, client records, client files, client renewals, claims records, and all other intangible assets associated with Seller's Emergency Medical Services insurance agency business.

All assets are hereby conveyed unto Purchaser, free and clear of any claims, liens, taxes and encumbrances whatever.

The assets are sold to Purchaser "AS-IS". Seller makes no express or implied warranties with respect to the assets, other than the warranties of title set forth above, and makes no warranties of merchantability or fitness for any particular purpose.




                                    SELLER

Attest:
                                    By:_________________________
_____________________               Title:________________________
Secretary

State of Kansas
County of   JOHNSON

      Be it remembered that on this 31ST day of MARCH, 1999, before me, a Notary Public, in and for the County and State aforesaid, appeared Shawn Lowry, Vice President of The American Agency, Inc., who is known to me and who executed the above and foregoing Bill of Sale.



                                    ---------------------------
                                    Notary Public

My Commission Expires: 3-6-01


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                                    Exhibit B

                             OFFICE SPACE AGREEMENT

On this 31st day of March, 1999, the American Agency, Inc. ("American") agrees to provide office space to Royal Specialty Underwriting, Inc. (Royal") at American's offices located in Building 24 on 10895 Grandview Drive in Overland Park, Kansas. The term of this office space agreement shall be for a period of not less than six (6) months beginning on April 1, 1999, after which this agreement may be terminated by either party upon 30 days written notice.

During the term of this office space agreement, American shall provide Royal and its officers, employees and contractors with use during normal business hours of the following:

1. American's common office space such as lobby areas and common office facilities such as fax machine, copy machine, receptionist, conference rooms and local phone facilities.

2. private cubicle space and private office space, the use of which shall include desks, chairs and computers.

3. American's Applied Agency Management computer system and Royal and TIG on-line computer systems.

4.       filing cabinets for storage of Emergency Medical Services policy files.

Royal shall be responsible for payment of all postage, long distance telephone charges, office supplies, advertising, motor vehicle reports and other incidental office expenses that it incurs. Royal and its officers, employees and contractors agree not to use American's office space for any purposes other than selling Emergency Medical Services insurance policies.

As consideration for the use of said office space, Royal shall pay American at the rate of $1,140.00 per month for each private office and $316.67 per month for each private cubicle, such payment to be made in advance by the tenth (10th) day of each month. As soon as possible, the parties will execute a letter agreement confirming the offices and cubicles to be used by Royal.

Each party agrees that its officers, employees and contractors shall not:

1. use of permit the use of abusive or discourteous language, threats or fighting in or near Brooke office space;

2. use or permit the use of alcohol or illegal drugs in or near Brooke office space;

3.       gamble or possess weapons in or near Brooke office space;

4. create an offensive environment in or near Brooke office space including but not limited to unwanted sexual advances, the use of sexually explicit or vulgar language, the presence of sexually explicit photographs or other materials, the use of racist language or rhetoric, the presence of racial materials or the telling of sexual or racist stories.

While using American's office space, Royal may be exposed to confidential customer information which is owned or controlled by American, agents of American, companies affiliated with American or agents of companies affiliated with American. As such, Royal and its officers, employees and contractors agree to respect the confidentiality of any such information and shall not use, trade or sell any such confidential customer information for any reason. Correspondingly, American and it officers, employees and contractors agree to respect the


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confidentiality of customer information owned or controlled by Royal and shall not use, trade or sell any such confidential customer information for any reason. Each party agrees to cooperate with the other party's reasonable instructions and requests regarding use of the space as may be necessary to maintain the confidentiality of the requesting party's information. American represents and warrants that it has full right, power and authority to grant the rights as herein provided.

         Each party shall indemnify and hold harmless the other party from and against any and all (a) losses or damages to any equipment or other personal property kept by the indemnified party in the Brooke office space and (b) personal injuries, which are caused by the indemnifying party's negligence or willful misconduct, or the negligence or willful misconduct of such party's officers, employees or contractors.

         Each party has the right to terminate this Agreement if the other party breaches or is in default of any obligation hereunder which default has not been cured within fifteen (15) days after receipt of notice of such default (or such additional cure period as the nondefaulting party may authorize).

         Any notice required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and delivered (a) one (1) business day after the day on which the same has been delivered prepaid to a national courier service guaranteeing next day service or (b) five (5) business days after deposit in the United States mail, registered or certified, return receipt requested, postage prepaid, in each case addressed to the party to whom such notice is to be given at the address listed below for such party, or at the most recent address specified by written notice given to the other party in the same manner provided in this section; PROVIDED, HOWEVER, that notice of an address change shall not be effective until actually received:

           If to Royal:                Royal Specialty Underwriting, Inc.
                                       945 East Paces Ferry Rd, Suite 1890
                                       Atlanta, Georgia, 30326
                                       Attn: Lisa Petrovich

            With required copy to:     Royal Indemnity Company
                                       9300 Arrowpoint Blvd.
                                       Charlotte, NC 28273
                                       Attn: Corporate Counsel
                                       (MS 1313)

            If to American:            ----------------------------

                                       ----------------------------

                                       ----------------------------

         This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, and whether by operation of law or otherwise, without the prior written consent of the other party.


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No change, amendment, qualification, cancellation or termination hereof shall be effective unless in writing and duly executed by each of the parties hereto. No failure of any party to enforce any provisions hereof or to resort to any remedy or to exercise any one or more of alternate remedies and no delay in enforcing, resorting to or exercising any remedy shall constitute a waiver by that party of its right subsequently to enforce: the same or any other provision hereof or to resort to any one or more of such rights or remedies on account of any such ground then existing or which may subsequently occur.

         This Agreement and the, legal relationship among the parties shall be governed by and construed in accordance with the internal laws of the State of Kansas, without regard to conflicts of law principles.

         AMERICAN:                                      ROYAL:

         By:_________________________          By:_________________________

         Title:________________________        Title:________________________


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